LETTERHEAD OF UNIVERSAL FOG, INC.

September 27, 2007

VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Universal Fog, Inc.
        Securities Act File No. 333-1288831
       Withdrawal of Registration Statement on Form SB-2
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Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), Universal Fog, Inc. (the "Company") hereby respectfully requests that the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form SB-2 filed on June 29, 2007 be withdrawn, and that an order of the Commission granting such withdrawal be included in the Company’s file for such Registration Statement.  The Company no longer wishes to pursue its capital raising activities under such Registration Statement.  No securities were sold by the Company in connection with the offering.

Any questions or comments on this request should be directed to David M. Rees at (801) 303-5736.

Very truly yours,

/s/ Tom Bontems
Tom Bontems

cc:  David M. Rees, Vincent & Rees, LC